Filed by Clearwire Corporation Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: New Clearwire Corporation
Commission File Number for the Related Registration
Statement on Form S-4: File No. 333-153128
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
     In connection with the proposed transactions with Sprint Nextel Corporation, a Kansas Corporation (“Sprint”), Intel Corporation, a Delaware corporation (“Intel”), Google Inc., a Delaware corporation (“Google”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Time Warner Cable Inc., a Delaware corporation (“Time Warner Cable”), and Bright House Networks, LLC, a Delaware limited liability company (“Bright House” and, collectively with Intel, Google, Comcast, Time Warner Cable and Bright House, the “Investors.”), Clearwire Corporation (“Clearwire”) filed a proxy statement concerning the transactions with the U.S. Securities and Exchange Commission (the “SEC”). STOCKHOLDERS OF CLEARWIRE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.
     Investors and security holders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Clearwire through the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement, when available, and Clearwire’s other filings with the SEC also may be obtained from Clearwire, by directing a request to Investor Relations at (425) 216-4735. In addition, investors and security holders may access copies of the documents filed with the SEC by Clearwire on Clearwire’s website at www.clearwire.com, when they become available.
     Clearwire, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Clearwire’s stockholders with respect to the transactions contemplated by the definitive agreement between Sprint, the Investors and Clearwire. Information regarding Clearwire’s directors and executive officers is contained in Clearwire’s Annual Report on Form 10-K for the year ended December 31, 2007 and its definitive proxy statement filed with the SEC on April 29, 2008 for its 2008 Annual Meeting of Stockholders, which are filed with the SEC. You can obtain free copies of these documents from Clearwire using the contact information set forth above. Additional information regarding interests of such participants will be included in the proxy statement that will be filed with the SEC and available free of charge as indicated above.
Forward-Looking Statements
     This filing contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future revenue, profits, cash flows and financial results, the market for Clearwire’s services, future service offerings, change of control, industry trends, client and partner relationships, Clearwire’s operational capabilities, future financial structure, uses of cash, anticipated dilution or accretion of acquisitions or proposed transactions. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the ability of Clearwire to successfully integrate the businesses of Clearwire and its acquisitions or partners; the effectiveness of Clearwire’s implementation of its business plan, the market’s acceptance of Clearwire’s new and existing products and services, risks associated with management of growth, reliance on third parties to supply key components of Clearwire’s services, attraction and retention of employees, variability of quarterly operating results, competitive factors, other risks associated with acquisitions, changes in demand for Clearwire’s service or product offerings, financial stability of Clearwire’s customers, the ability of Clearwire to meet its contractual obligations to customers, including service level and disaster recovery commitments, changes in government laws and regulations; risks associated with rapidly changing technology; the risk that the transactions described above are not consummated; as well as the other risks identified in Clearwire’s filings with the SEC, including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q, copies of which may be obtained by contacting Clearwire’s Investor Relations department at (425) 216-4735 or at Clearwire’s web site at www.clearwire.com. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in Clearwire’s expectations after the date of these filings.
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     On September 9, 2008, John Butler, the CFO of Clearwire Corporation, gave a presentation at the Jefferies Communications Conference. A transcript of the presentation follows.
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Clearwire Corporation at Jefferies & Co. Communications Conference
September 9, 2008
C: John Butler; Clearwire; CFO
P: Romeo Reyes; Jefferies & Co.; Analyst
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John Butler: Okay. Good morning. My name’s John Butler, I’m the CFO of Clearwire and we appreciate you joining us this morning. So, we’ve got fairly short period of time here, so I’m going to just try to hit the high points so we have some time for questions and answer.
The new Clearwire has a — there we go. The new Clearwire has a large and rapidly growing target market opportunity. We find ourselves at the crossroads of the next huge advancements in wireless and that is not by accident. In our pending transaction with Sprint’s 4G operations we’re assembling optimal 4G spectrum, next generation technology that is here and ready today, robust device ecosystem, premier distribution partners with a tremendous base of embedded customers and access to existing infrastructure, all at superior economics.
We believe we have all the key ingredients to generate superior short and long term shareholder value by offering consumers and business customers alike all the wireless services they want at speeds, capacities and capabilities not seen before over a single low cost network.
To appreciate where the new Clearwire takes us, we begin with where we’ve come from and the many lessons learned from our existing pre-WiMAX platform over the past three years. Over the past three years, we’ve built a company that operates in 50 markets with close to 0.5 million customers and have learned an awful lot about developing markets cost effectively, understanding customer behavior and need gaps, and building a scaleable, replicable business with great economics.
Our first 25 markets are approaching 80% gross margins and 35% market EBITDA margins and our spectrum portfolio has grown significantly. As we prepare to move to WiMAX, we’re making a conscious effort to focus our available resources on WiMAX deployments while driving profitability in our existing markets.
Consistent with our previous practice of what we often described as creep before you leap, we have our first four WiMAX markets well into development including Portland, Oregon, Atlanta, Las Vegas, and Grand Rapids, Michigan. Given the results of our network infrastructure testing, antennae testing and device testing in Portland and early results in Atlanta, we’re very pleased with what we’re seeing which is exceeding expectations.
As a consequence, we are planning to accelerate the upgrade of our existing markets in 2009 rather than 2010. And on an overall basis, we have a portfolio with nearly 10,000 sites either on air or in development. That puts us well on the way in terms of our long term goals. And as always, we modulate the pacing of bringing sites on air with the financing available.
So, there’s lots of noise about LTE and WiMAX and lots of people trying to make this like a Betamax or VHS war, or in more recent times, Blu-ray versus High-Def DVD formats. What people are failing to realize is that roughly 85% of the DNA between LTE and WiMAX is the same. Both use the OFDM waveform and are very similar in many respects other than the uplink. This is not really a technology war. The elephant in the room isn’t the format, it’s the spectrum depth.

Now Clearwire, new Clearwire will have about 42 billion megahertz pops and that translates roughly 120 megahertz per market. And while our larger competitors have substantial footprints in their own rights, without re-farming spectrum in their existing footprints in addition to 700, dedicating enough spectrum today is going to be very difficult for them to offer the same kinds of services that Clearwire is capable of offering with its footprint.
So, we think of it in terms of a fire hose versus a garden hose. Let me tell you a little bit more about what I mean by that. In our early launches, we launched markets with about 30 megahertz of spectrum. And in the chart on the left, you can see the kinds of services you can typically offer we believe with WiMAX or LTE with 30 megahertz of bandwidth. With our average of 120 megahertz of bandwidth, you can see why our cable partners are so excited. This enables the whole home and away experience. It enables the new Clearwire to provide very bandwidth — very high bandwidth intensive applications over the air at very high speeds and will revolutionize the wireless world as we know it.
Now, let’s talk for a moment about devices. The key take-aways on this slide is that the laptop PC universe, the handset universe, and the mobile Internet device universe as well as the silicon universe are all rapidly advancing on WiMAX deployments. What we’re doing has great appeal to the consumer electronics device manufacturers and the way we’re doing the uplink without the heavily-laden IPR expenses of a CDMA uplink, like LTE and other technologies, makes the chipsets cheap, like WiFi cheap. That gets OEM’s excited about embedding the chipsets that we need in devices and really positions us well for the future.
This slide focuses on the consumer pocketbook, the services consumers are subscribing to and what they’re paying for these services, often up to $250. Today Clearwire’s built a business largely on a residential broadband business, that top line (referencing top line of slide). That’s our cable DSL replacement business and it’s been a great business for us.
If you look at the markets, we’re generating close to, and in some cases above, 80% gross margins. And that’s with our most bandwidth intensive application and our lowest revenue-yielding applications. So, as we expand into the new segments of the wireless universe, our cost per delivered bit is the same, but our revenue yield grows substantially.
So, if we’re able to do 80% gross margins in the most bandwidth intensive segment, think about what that does to our model. Given our experience with McCaw, Nextel, Nextel Partners, Western Wireless and elsewhere in our management team, if we’re even modestly successful at the mobile WiMAX, at the mobile voice business, with 25 times the yield on the revenue side, it represents a tremendous opportunity for the new Clearwire.
So, let’s try to make it tangible for you. So, if you look at a single market today— we’re going to walk through a single market, we’re going to walk through our first 25 markets and then we’re going to walk through how you extrapolate that to the larger business plan.
So, here’s the typical market we’ve shown you in the past. It encompasses about 160,000 households and about 390,000 covered POPs. It’s been operating for about 2.5 years and we have 16% household penetration or about 24,000 subs in this market. It’s generating close to $40 in ARPU with a CPGA of about $275. This market’s already generating 84% gross margins and 45% market EBITDA margins as of the second quarter of ‘08. This is before WiMAX, before the additional products, before the higher speeds, before the greater capacities. This is a great business even with what we have today.
Okay. You might think that I cherry-picked that last market, fair enough. So, let’s look at the first 25 markets. And what do we see? 13% penetration of households, $39 ARPU, 2.3% churn and CPGA of about $325 last quarter. That combination of metrics led to 77% gross margins and 34% market EBITDA margins. All 25 of the markets, individually and as a group, are market EBITDA positive.
So, a lot of naysayers say well, those Clearwire guys are good at small markets, right? But they can’t do big markets. Wrong. If you look at Honolulu, our first large market, up for 21 months, it’s on a similar trajectory to our other markets and from a metrics perspective and is already EBITDA positive. If you look at Seattle, it’s right on the heels of Honolulu and a very similar trajectory from both a market metrics and market EBITDA positive position which we expect to reach very soon. Again, all pre-WiMAX, largely generated on the back of the single cable modem DSL replacement business.

But the good news is that our VoIP business has rapidly gained traction and is line with our expectations, our new PC Express card which we introduced in July is also rapidly gaining traction. All these services are leading to additional revenue opportunities. All pre-WiMAX, all before again the faster speeds, higher capacity, and all the things that WiMAX has to offer. So, we’re very excited about our future.
Now, let’s move into the larger model. So, you’ve seen the single market, the first 25, how does it look when you roll up the business plan because all we’re doing is more of the same, layering on more markets, layering on more products and adding wholesale partners. So, depending on the time of closing the Sprint transaction and any interim financing that we choose to do, we expect to cover 60 million to 80 million POPs in 2009 and 120 million POPs in 2010. This covers the bulk of the top 100 markets.
Ultimately, we get to about 200 million covered POPs requiring 35,000 cell sites. From a subscriber count perspective, we get to about 20 million subscribers around 2014 and 30 million in 2017. We expect our retail subscribers to take just north of 1.5 services or revenue-generating units by 2014 or so, out of these multiple products we’ll be offering.
So, if you assume we cover these 200 million people and you assume we get 11% to 12% penetration of covered POPs by say 2015, and 14% to 15% by 2017 which we think is in line with our current trajectories as well as those of other recent entrants like Leap and Metro and others, if you assume $60 to $65 per account in ARPU. And that sounds like a lot and it sounds like a big increase but it’s really not. We’ve modeled in 3% to 5% declines in ARPU every year in every product. We haven’t seen any of that to date. If you look at our ARPU it’s risen every year, but we’ve modeled that in.
The assumption here is that we get our customers to take multiple services. That’s why ARPU rises. And we’re already seeing it with both the VoIP take rates and the PC card take rates that we’re enjoying in the markets. If you roll all that up, you end up with a business that has $13 billion to $17 billion in revenue, 39% to 45% EBITDA margins, and based on the kinds of gross margins we’re already generating of 75% to 80%, we think that’s eminently doable with modest management of SG&A, get to an EBITDA number of $5 billion to $7.5 billion and free cash flow of $2.5 billion to $3.8 billion.
We get a lot of questions about where we are with the pending Sprint deal. So, let’s talk about the key components of that. There was no second request from the DOJ, so we’re proceeding to closing on that front. We’re very pleased with the responses to our FCC filings and but for one major carrier whose transparent efforts to throw tacks in the road don’t seem to be garnering a lot of support really anywhere or at the agencies. So, we’re making progress with the FCC as well and hope to be on their docket shortly.
We’ve made our initial S-4 filing and expect to receive SEC comments shortly, which we’ll respond to as expeditiously as possible. So, we believe that everything is still on track for fourth quarter closing and seems to be moving right along with no issues so far.
So when you boil it all down, we think we’re bringing all the pieces together to make this a tremendous business opportunity both long-term and short-term. And again, we’re assembling the right spectrum, the right partners, the right device ecosystem, partners who have an immense embedded base of customers, and we’ve got access to the infrastructure of our partners, and superior economics. All of these things blended together we think yields a tremendous business and we’re very excited about our prospects.
And with that, we can open it up to questions. Yes?
Romeo Reyes: John, thanks for being here. Couple questions regarding the WiMAX overlay. When you go to a 16E, I don’t know if you have any revised or updated numbers as to what that cost is going to be per covered POP?
And then, similar to Leap and Metro, they’ve done a good job of outlining how long it takes to go break-even, what penetration rates, and it’s get to EBITDA positive, free cash flow? Do you have any metrics that you can — beyond your existing 25 markets, once you overlay WiMAX, what type of penetration rates you need, how long it takes to go break even in some of these WiMAX markets? Thanks.
John Butler: Sure. So, from a — as you aptly mentioned, Romeo, we’ve got with the conversion of the existing markets, we’ll have enough spectrum to do an overlay and minimize any customer disruptions for existing customers today. That involves — in some cases, the antennae arrays were already updated for WiMAX, so those were done in the last year or so. In some cases, the antennae arrays need to be updated. The radios have to be changed out. In an overlay case, we’re actually just going to put the new WiMAX radios alongside.
So, everything else stays the same, backhaul, huge capacity there, the core network doesn’t change, the cabinet at the base doesn’t change. So, the cost of adding that overlay to an existing tower site, we haven’t gotten too specific with, but it’s a pretty modest cost per tower site and it’s been fully baked into the business plan and that really hasn’t changed.
With respect to EBITDA, if you looked at our existing markets, I would say that most of those have gotten to EBITDA positive in the kind of 8% to 10% penetration of households kind of time frame. And it varies a bit based on the pacing of those markets and how fast they’re rolling up customers. The faster you add customers, it often actually slows the EBITDA positive because of that cost per gross add.
Now basically, post WiMAX, all things get better because we’ve got higher yielding products with great gross margins, not that our 75% to 80% gross margins today are anything to sneeze about, but it just improves the circumstances that we have already today as a lot of that ARPU falls straight to the bottom line.
What you have to remember is we’re really running a bit factory. And we’re relatively indifferent from a cost perspective, so a bit whether it’s voice, video or data costs us the same amount to run over the factory. It’s just the revenue yield gets a lot higher and the products and services we’re delivering today have kind of the highest customer usage bandwidth requirements. And the ones we’re going in to have much lower bandwidth requirements.
So, all those things point to those break even points going sooner rather than later. We just haven’t gotten specific yet about that. We would expect to — once the transaction’s complete and we’re fully aligned with our partners because there’s still, while we’re in general alignment, there’s still some differences between the plans and we want to get all that nailed down before we go public with that.
Audience Member: Yes, I think the elephant in the room with your stock is that fact that you have the cable companies and effectively Intel and Google paying $17 a share in cash to be a partner in this business and we’re effectively be having opportunity to buy the stock at $9. I guess my question to you is looking at broader markets right now, you need $1.6 billion in capital. That’s down from $2.2 billion to $2.3 billion, I believe.
Can you walk us through why was there a capital reduction in terms of amount of capital needed? And for that matter, is there an alternative source beyond the capital markets to get money at more attractive prices? Because obviously, the market present won’t value you there, someone may otherwise.
John Butler: Sure, okay. So, I’m not sure exactly where the $1.6 billion came from, but let’s frame things. To date — we ended the quarter with about $528 million in cash, we’ll get $3.2 billion as you aptly pointed out between the collar of $17 and $23 a share. The funding gap as we currently see it $2 billion to $2.3 billion, so we’ve not seen any reduction in that funding gap. That may have been reported somewhere erroneously. But our belief, based on the roll out schedule that we have, is that that funding gap would be $2 billion to $2.3 billion based on the roll out schedule that we have today.
Now, we’ve got a variety of different opportunities, right? So first of all, that combination of cash will last quite some time, well in to late 2010 at this roll out schedule. If the capital markets aren’t improving by 2010, we would certainly modulate our build up or down and folks who’ve been with us for a long time have seen us do that actually several times in our history.
When the capital markets are good, we’ll take advantage of that and opportunistically draw on the capital markets, if they’re not so good, we slow things down a bit and sell funds more and slow down our pacing. And that would be the same thing here. So, if the capital markets remained very poor for an extended period of time, we’d look at the pacing of the market roll out schedule.
Audience Member: You don’t have plans to effectively go for capital this year at all, that’s what you’re suggesting? If —
John Butler: This year?

Audience Member: Because that was the concern obviously among all investors, I think, is that there’s a big capital coming in and the question is how to raise it in this present capital market.
John Butler: Sure. With $3.2 billion billion coming in estimated fourth quarter, our expectation is that we don’t need to draw on the capital markets with any sense of urgency and we can be fairly opportunistic about when we do that to the extent that the capital markets are favorable. And we’ve received indications that with the tripling in spectrum that we have and the defragmenting of that spectrum by consolidating it with the Sprint owned spectrum, we’ve unlocked potentially more — the potential of the spectrum band, if you will.
That and $3.2 billion underneath the Company, underpinning the Company’s equity, we believe makes us more attractive in the debt markets than ever, but we’ll have to see how the debt markets fare over coming months and into next year. But we won’t rush to cover that gap if the debt markets aren’t reasonably supportive of that effort. We’ll wait a while.
Romeo Reyes: All right. John, just a quick follow-up on financing. Where do you stand on rolling the $1.25 billion of term loans that you have outstanding? I guess that change of control was triggered by the Sprint transaction. And does that late 2010 liquidity runway that you just mentioned include rolling that debt before the transaction with Sprint closes?
John Butler: It does assume rolling that debt, Romeo. I think the thought would be when capital markets are advantageous we’d be likely to refinance that debt at some point in time and layer in additional debt with it, either high yield or increase the size of the senior facility when it makes sense. The negotiations with our lenders are ongoing and impediments to the transaction closing continue to fall away, those discussions are going reasonably well.
Any more questions?
Romeo Reyes: From the cable partners, are there contractual obligations for subscribers that they’re going to have minimum requirements over time as they ramp up?
John Butler: Sure. There are no contractual requirements for the cable folks, but I will tell you we are seeing a very enthusiastic response from all of our cable partners, especially Comcast and Time Warner. The text of the conversations tends to flow a lot more around how quickly can we get our front ends connected so we can get in to the selling process more quickly.
So, they’ve been very supportive of what we’ve been doing and I think if you saw Brian Roberts, for example, when we did the test in Portland with him and he downloaded real-time in a vehicle moving at a rapid pace off a DVR in Seattle programming and saw it in High-Def real-time in a moving vehicle, it kind of showed the future.
And that’s the kinds of services that just heretofore haven’t been able to be provided. And what really gets these cable guys excited from our perspective is this home and away opportunity. They can deliver a lot of the same things that they’re delivering today into the home, into the palm of your hand, they think that’s very valuable. And we do as well.
And with that, we appreciate your time this morning. Thank you.